EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

TransAlta Corporation (“TransAlta”)
Suite 1400, 1100 - 1st Street S.E. Calgary, Alberta T2G 1B1

Item 2	Date of Material Change

October 5, 2023

Item 3	News Release

TransAlta and TransAlta Renewables Inc. (“RNW”) issued a joint news release prior to the opening of trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) on October 5, 2023, which was issued through CISION by PR Newswire and subsequently filed under TransAlta’s corporate profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.shtml.

Item 4	Summary of Material Change

On October 5, 2023, RNW and TransAlta announced the completion of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”), pursuant to which TransAlta acquired all of the issued and outstanding common shares of RNW (each, an “RNW Share”) not already owned, directly or indirectly, by TransAlta and certain of its affiliates. Under the terms of the Arrangement, holders of the RNW Shares (“RNW Shareholders”) and holders of deferred share units (“DSUs”) of RNW (“DSU Holders”) had the option to receive for each RNW Share: (a) 1.0337 common shares of TransAlta (“TransAlta Shares”); or (b) $13.00 in cash, subject to the terms and conditions of the Arrangement, including pro-rationing.

Item 5.1	Full Description of Material Change

The following is a summary of the Arrangement and is qualified in its entirety by the full text of the related materials thereto under RNW’s corporate profile on SEDAR+ and www.sedarplus.ca.

Effective October 5, 2023, RNW and TransAlta completed the Arrangement in accordance with the arrangement agreement dated July 10, 2023 between RNW and TransAlta. Pursuant to the Arrangement, RNW Shareholders and DSU Holders had the option to receive for each RNW Share: (a) 1.0337 TransAlta Shares; or (b) $13.00 in cash, subject to the terms and conditions of the Arrangement, including pro-rationing.

Under the Arrangement, following pro-rationing, TransAlta:

• issued an aggregate of 46,488,651 TransAlta Shares to RNW Shareholders and DSU Holders who elected to receive TransAlta Shares in exchange for their RNW Shares or DSUs, respectively; and

• paid an aggregate of $799,991,625.43 to RNW Shareholders who elected to receive cash in exchange for their RNW Shares.

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In accordance with an interim order dated August 23, 2023 of the Court of King’s Bench of Alberta (the “Interim Order”), RNW held the special meeting of the RNW Shareholders on September 26, 2023 (the “Meeting”). Pursuant to the Interim Order, the RNW Shareholders were permitted to vote on a special resolution considering the Arrangement. At the Meeting, the RNW Shareholders voted to approve a special resolution to approve the Arrangement. Pursuant to the requirements under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Arrangement was also approved by a simple majority of the votes cast by RNW Shareholders, excluding votes cast by persons who were deemed to be an “interested party” or a “related party” of an “interested party” in relation to RNW with respect to the Arrangement within the meaning of MI 61-101.

Following the Meeting, RNW obtained a final order dated October 4, 2023 of the Court of King’s Bench of Alberta approving the Arrangement.

As a result of the Arrangement, RNW became a wholly-owned subsidiary of TransAlta. TransAlta remains listed on the TSX and the NYSE under the symbols “TA” and “TAC”, respectively. RNW has submitted an application to cease to be a reporting issuer in each of the provinces of Canada under National Policy 11-206 Process for Cease to be a Reporting Issuer Applications. The RNW Shares were delisted from the TSX at the close of trading on October 10, 2023.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:
Kerry O’Reilly, Executive Vice President | Legal, Commercial and External Affairs
Telephone: (403) 267.7110.

Item 9	Date of Report

October 11, 2023.

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